Exhibit 12
E. I. DU PONT DE NEMOURS AND COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31
	2007	2006	2005	2004	2003
Income before cumulative effect of changes in accounting principles	$2,988	$3,148	$2,056	$1,780	$1,002
Provision for (benefit from) income taxes	748	196	1,470	(329)	(930)
Minority interests in earnings (losses) of consolidated subsidiaries	7	(15)	37	(9)	71
Adjustment for companies accounted for by the equity method	218	11	(1)	99	360
Capitalized interest	(45)	(37)	(23)	(17)	(29)
Amortization of capitalized interest	34	33	33	365 (a)	119 (a)

	3,950	3,336	3,572	1,889	593

Fixed charges:
Interest and debt expense	430	460	518	362	347
Capitalized interest	45	37	23	17	29
Rental expense representative of interest factor	107	94	88	91	90

	582	591	629	470	466

Total adjusted earnings available for payment of fixed charges	$4,532	$3,927	$4,201	$2,359	$1,059

Number of times fixed charges are earned	7.8	6.6	6.7	5.0	2.3

(a)	Includes write-off of capitalized interest associated with exiting certain businesses.